Exhibit 99.1

GW Pharmaceuticals plc Reports First Quarter 2016 Financial Results
and Operational Progress

- Three Phase 3 Epidiolex clinical trials fully recruited above target sample size – on track for initial data in March 2016 -

-Conference Call Today at 8:00 a.m. EST, 1:00 p.m. GMT-

London, UK, 10 February 2016: GW Pharmaceuticals plc (NASDAQ: GWPH, AIM: GWP, GW, the Company or the Group), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announces financial results for the first quarter ended 31 December 2015.

“We are on track to report topline data from four Epidiolex Phase 3 trials in the months ahead and remain very excited at the transformational potential of these data for GW. The treatment effect data from our expanded access program provide a solid basis for confidence in the outcome of these trials and the potential for Epidiolex to make a meaningful difference to the lives of patients with Dravet syndrome and Lennox-Gastaut syndrome,” stated Justin Gover, GW’s Chief Executive Officer. “We are looking forward to an active 2016, that, in addition to the Epidiolex Phase 3 data, is expected to include our first NDA filing, expansion of our U.S. commercial organization, and ongoing data read-outs from a number of clinical pipeline programs.”

RECENT OPERATIONAL HIGHLIGHTS

•	Epidiolex® (CBD) childhood epilepsy program:
o	Company sponsored Phase 3 development programs in Dravet syndrome and Lennox-Gastaut syndrome
▪	First Phase 3 Dravet syndrome trial fully enrolled above original target sample size (120 randomized) data expected March 2016
▪	Second Phase 3 Dravet syndrome trial ongoing, data expected H2 2016
▪	Both LGS Phase 3 trials fully enrolled above original target sample sizes (171 for 2-arm, 225 for 3-arm randomized), data expected Q2 2016
▪	97% transition rate of eligible patients from Phase 3 trials to long term open label extension
▪	NDA submission with FDA expected Q4 2016
▪	Phase 3 Tuberous Sclerosis Complex trial due to commence Q1 2016
▪	Additional clinical development for Epidiolex expected to commence in H2 2016
o	Expanded access program:
▪	Recent data update at the American Epilepsy Society December 2015 Annual Meeting showing promising safety and effectiveness consistent with prior updates
▪	Over 375 children and young adults on treatment at 22 U.S. clinical sites
▪	Over 900 children and young adults authorized for treatment by FDA under Expanded Access Treatment INDs and 6 U.S. State programs
•	Advanced clinical programs in multiple cannabinoid pipeline product candidates:
o	THCV Phase 2 study in type-2 diabetes data expected Q2 2016
o	THC:CBD Phase 1b/2a study for the treatment of Recurrent Glioblastoma Multiforme (GBM) fully enrolled with data expected in mid-2016
▪	Orphan Drug Designation granted from FDA and EMA

o	Sativex® Phase 2 study in spasticity due to cerebral palsy ongoing with data expected H2 2016
o	CBDV Phase 2 partial-onset epilepsy study in adults ongoing. Part A complete and Part B underway with data expected around the end of 2016
o	Neonatal Hypoxic-Ischemic Encephalopathy (NHIE) intravenous CBD Phase 1 clinical program expected to commence in H2 2016
▪	Orphan Drug and Fast Track Designations granted from FDA and EMA
o	Clinical trials within the field of autism spectrum disorders expected to commence in H2 2016
•	Pre-clinical progress addressing a number of areas of unmet need including autism spectrum disorders, Duchenne muscular dystrophy, glioma, ovarian and pancreatic cancers

FINANCIAL HIGHLIGHTS

•	Revenue for the three months ended 31 December 2015 of £3.7 million ($5.4 million) compared to £8.0 million for the three months ended 31 December 2014

•	Loss for the three months ended 31 December 2015 of £17.7 million ($26.2 million) compared to £3.4 million for the three months ended 31 December 2014

•	Cash and cash equivalents at 31 December 2015 of £219.3 million ($324.1 million) compared to £234.9 million as at 30 September 2015

Conference Call and Webcast Information

GW Pharmaceuticals will host a conference call and webcast to discuss the first quarter 2016 financial results today at 8:00 a.m. EST / 1:00 p.m. GMT. To participate in the conference call, please dial 877-407-8133 (toll free from the U.S. and Canada), or 0800-756-3429 (toll free from the UK) or 201-689-8040 (international). Investors may also access a live audio webcast of the call via the investor relations section of the Company’s website at http://www.gwpharm.com. A replay of the call will also be available through the GW website shortly after the call and will remain available for 90 days. Replay Numbers: (toll free):1-877-660-6853, (international):1-201-612-7415. For both dial-in numbers please use conference ID # 13629628.

Enquiries:

GW Pharmaceuticals plc
Stephen Schultz, VP Investor Relations	401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway	+ 44 20 3727 1000

Peel Hunt LLP (UK NOMAD)
James Steel	+44 20 7418 8900

GW Pharmaceuticals plc

(“GW” or “the Company” or “the Group”)

Financial Results for the First Quarter Ended 31 December 2015

GW Overview

GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. In its nearly 20 years of operations, GW has established a world leading position in the development of plant-derived cannabinoid therapeutics through its proven drug discovery and development processes, intellectual property portfolio and regulatory and manufacturing expertise. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 28 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome, Lennox-Gastaut syndrome (LGS) and Tuberous Sclerosis Complex (TSC). GW has a deep pipeline of additional cannabinoid product candidates which includes clinical development across a variety of compounds for both orphan and non-orphan indications.

Epilepsy Drug Development Programs

GW’s epilepsy franchise centers around two product candidates, Epidiolex, a liquid formulation of pure plant-derived cannabidiol (CBD), and GWP42006 (CBDV). GW is currently pursuing the development of CBD for a series of individual orphan epilepsy-related indications providing GW with significant new market opportunities. GW retains all rights to commercialize any and all products that evolve from these programs.

Epidiolex

GW is undertaking a formal development program for Epidiolex in the field of severe, drug-resistant childhood epilepsy with initial focus on conducting formal development programs in the treatment of three indications - Dravet syndrome, LGS and TSC. The Company has to date received Orphan Drug Designation from the U.S. Food and Drug Administration (FDA) for Epidiolex for the treatment of both Dravet syndrome and LGS. Additionally, GW has received Fast Track Designation from the FDA and Orphan Designation from the European Medicines Agency (EMA) for Epidiolex for the treatment of Dravet syndrome.

Epidiolex development in Dravet syndrome

GW commenced a Phase 2/3 clinical trial of Epidiolex for Dravet syndrome in October 2014. This trial is designed as a two-part randomized double-blind, placebo-controlled parallel group dose escalation, safety, tolerability, pharmacokinetic and efficacy trial of single and multiple doses of Epidiolex to treat Dravet syndrome in children who are not responding adequately to other anti-epileptic drugs. The first part of this trial was completed in February 2015, and included a dose-ranging pharmacokinetic and safety evaluation in a total of 34 patients over a 3 week treatment period.

Following a satisfactory review of the Part A data by an independent panel, Part B of the trial commenced in March 2015. Part B is a Phase 3 pivotal placebo-controlled safety and efficacy evaluation of Epidiolex (at a dose of 20mg/kg per day) over a 14 week treatment period. Originally expected to recruit 100 patients, this trial reached a total of 120 patients randomized. In April 2015, GW commenced an additional dose-ranging Phase 3 trial in Dravet syndrome which is recruiting 150 patients. This placebo-controlled trial differs from the first Phase 3 trial in that it includes two Epidiolex dose arms, at 20mg/kg and at 10mg/kg. Both of these studies will be the largest known controlled trials in Dravet syndrome.

GW expects to report top-line results from the Phase 2/3 pivotal safety and efficacy study in March 2016 and results from the second Phase 3 trial in the second half of 2016. The primary measure of efficacy in both trials will be the comparison between Epidiolex and placebo in the percentage change in number of monthly convulsive seizures (reported tonic-clonic, tonic, clonic and atonic seizures) during the 14 week treatment period (which includes 2 weeks dose titration) compared with the 4 week baseline observation period.

Epidiolex development in LGS

In May 2015, GW commenced the Phase 3 pivotal trials program for Epidiolex in LGS. The first Phase 3 trial is a placebo-controlled safety and efficacy evaluation of Epidiolex (at a dose of 20mg/kg per day) over a 14 week treatment period. Originally expected to recruit 100 patients, this trial reached a total of 171 patients randomized. The second placebo-controlled Phase 3 trial differs from the first Phase 3 LGS trial in that it includes two Epidiolex dose arms, at 20mg/kg and at 10mg/kg. Originally expected to recruit 150 patients, this trial reached a total of 225 patients randomized. We expect to report top-line results from both trials in the second quarter of 2016. The primary measure of efficacy in both trials will be the comparison between Epidiolex and placebo in the percentage change in number of monthly drop seizures (the sum of all reported atonic, tonic and tonic-clonic seizures that were also deemed drop seizures (involving the entire body, trunk or head that led or could have led to a fall, injury, slumping in a chair or hitting the patient’s head on a surface)) during the 14 week treatment period (which includes 2 weeks’ dose titration) compared with the 4 week baseline observation period.

Epidiolex Open Label Extension

All patients in the randomized controlled clinical trials who complete the treatment period are eligible to enroll in a long term open label extension trial. To date, 97% of patients who have completed the treatment period have elected to enroll in the open label extension. The withdrawal rate in this open label extension is 7%.

Epidiolex development in TSC

GW expects to commence Phase 3 clinical development in TSC as its third target indication for Epidiolex in the first quarter of 2016.

At the 69th Annual Meeting of the American Epilepsy Society, safety and efficacy data on 10 patients diagnosed with TSC from the expanded access program were presented by Massachusetts General Hospital for Children (Geffrey et al) on Epidiolex treatment of refractory epilepsy in these patients. In this poster, there was a response rate of 50%, 50%, 40%, 60% and 66% at 2, 3, 6, 9, and 12 months of treatment with Epidiolex, respectively. Improvements were reported in alertness, verbal capacity/communication, vocalizations, cognitive availability, and initiation of emotional and physical connections, as well as heightened expression of emotion. Side effects were seen in five patients (50%) and most were resolved with anti-epileptic drug or CBD dose adjustment.

Epidiolex mechanism of action

There is a significant effort to identify the mechanisms of action that underpin the clinical effectiveness of Epidiolex (and other cannabinoids) in epilepsy, including investigation of the effect of cannabinoids on epilepsy associated gene expression. As recently reported in Neurotherapeutics (2015) by Ibeas et al, CBD is likely to be acting via more than one mechanism of action with the effect of reducing neuronal hyperexcitability. Importantly, the anti-seizure effects of CBD are not dependent on cannabinoid receptors, nor on sodium channels.

Epidiolex U.S. Expanded Access Program

In parallel with the GW’s formal clinical trial program, the FDA has granted 20 intermediate expanded access Investigational New Drug Applications (INDs) to independent physician investigators in the U.S to treat a total of 465 children and young adults suffering from intractable epilepsy with Epidiolex. In addition, the FDA has granted further INDs to treat 437 additional patients under expanded access programs supported by 6 U.S. states and for which GW is supplying Epidiolex. The FDA may authorize expanded access programs to facilitate access to investigational drugs for treatment use for patients with a serious or immediately life-threatening disease or condition who lack therapeutic alternatives. The FDA has also granted to physicians 11 individual emergency INDs and 3 individual patient non-emergency INDs. As at 8 February, over 375 patients are on treatment at 22 U.S. clinical sites.

Physician reports of clinical effect and safety data were presented at the 69th Annual Meeting of the American Epilepsy Society on 261 children and young adults with treatment-resistant epilepsy who have been treated with Epidiolex for a period of at least 12 weeks (Devinsky, et al 2015), representing a two-fold increase in patient numbers over the previous disclosure in April 2015. In addition, physician reports of safety data were presented on 313 patients (261 patients with 12 weeks treatment effect data plus additional 52 patients still in their first 12 weeks of treatment or who withdrew from treatment). Highlights of the clinical effect and safety data were as follows:

•	For all patients (n=261), after 12 weeks treatment, there was a 48.8% reduction in median convulsive seizure frequency, a 45.1% median reduction in seizure frequency of all seizure types, and 47% of patients achieved a response of at least 50%. At the end of 12 weeks, 9% of all patients were seizure-free.
•	For the patients with Dravet syndrome (n=44), after 12 weeks treatment, there was a 62.7% median reduction in seizure frequency. At the end of 12 weeks, 13% of Dravet syndrome patients were seizure-free. Of the 40 patients with Dravet syndrome who had convulsive seizures at baseline, after 12 weeks treatment, there was a 52.3% median reduction in convulsive seizures.
•	For the patients with LGS (n=40), 14 had atonic seizures at baseline. In these patients, there was a 71.1% median reduction in the number of atonic seizures after 12 weeks of treatment.
•	Epidiolex was well tolerated - only 4% of patients withdrew due to side effects.

•	Most adverse events were mild or moderate and transient. The most common adverse events (occurring in 10% or more patients and resulting from all causes) were: somnolence; diarrhea; fatigue; decreased appetite; convulsions and vomiting.
•	Serious adverse events (SAEs) deemed possibly related to treatment were reported in 16 (5%) patients.

In December 2015, data from the physician-led expanded access program in treatment-resistant epilepsy were published in The Lancet Neurology (Devinsky et al 2015). The published paper provides a more expansive description of data previously presented at the American Academy of Neurology Annual Meeting in April 2015 and reports that Epidiolex reduced seizure frequency across multiple drug-resistant epilepsy syndromes and seizure types and was generally well tolerated. The authors note that the administration of Epidiolex as an add-on treatment led to a clinically meaningful reduction in seizure frequency in many patients and had an adequate safety profile in this patient population with highly treatment-resistant epilepsies.

CBDV (cannabidivarin) Development Program

GW is developing a second epilepsy product candidate, GWP42006, which features the non-psychoactive cannabinoid CBDV as the primary cannabinoid. CBDV is distinct in chemical structure to CBD and has shown anti-seizure properties across a range of in vitro and in vivo models. GW has completed a Phase 1 trial of GWP42006 by the oral and intravenous route in 66 healthy subjects. In this trial, GWP42006 was well tolerated even at the highest tested dose. There were no serious or severe adverse events, nor any withdrawals due to adverse events.

In 2015, GW commenced a Phase 2 study of GWP42006 in patients with epilepsy. This is a double blind, randomized, placebo-controlled two-part study to investigate the pharmacokinetics, followed by efficacy and safety of GWP42006 as add-on therapy in patients with inadequately controlled focal seizures. The first part of this trial has completed enrollment of 30 patients and the dose-ranging pharmacokinetic and safety data has been reviewed by an independent panel. Following this review, the placebo-controlled safety and efficacy part of the study is now about to commence and is expected to recruit 100 patients. Data from this part of the study is expected in the fourth quarter of 2016.

In October 2015, GW announced that it had signed a Memorandum of Understanding (MOU) with the Government of New South Wales (NSW) in Australia to progress a research program for Epidiolex and CBDV in children with severe, drug resistant childhood epilepsy. As part of this agreement, GW expects an additional trial of GWP42006 to commence in 2016 in children with treatment-resistant epilepsy. GW believes that GWP42006 has the potential for development in the field of pediatric epilepsy as well as the broader epilepsy market.

In addition to the CBDV Phase 2 trial with the government of New South Wales, the MOU will facilitate a compassionate access program for Epidiolex which is expected to commence enrollment of the first patients in the first half of 2016, provision for NSW to host additional Phase 3 clinical trials of Epidiolex, and a Phase 4 clinical trial of Epidiolex (to follow, and subject to successful completion of the Phase 3 studies).

CBD/CBDV Intellectual Property Portfolio

GW’s patent portfolio related to the use of CBD and/or CBDV includes fourteen patent families containing one or more pending and/or issued patents with claims in the treatment of epilepsy, compositions, extraction techniques, CBD and CBDV extracts and highly purified plant-derived CBD.

These include Notices of Allowance received in 2015 from the U.S. Patent and Trademark Office for patent applications protecting the use of CBD in the treatment of partial seizures and for CBDV in the treatment of patients with epilepsy. The issued patents from these applications will provide an exclusivity period until June 2030 and March 2031 respectively. In late 2015, GW also had a patent granted in the UK which claims the use of CBD in combination with certain standard anti-epileptic drugs in the treatment of epilepsy. Equivalent patent applications are being prosecuted in the U.S. and at the European Patent Office.

Epidiolex Manufacturing & Production

GW is actively scaling its growing and manufacturing of Epidiolex to meet anticipated commercial demand, if approved. From its extensive experience in growing CBD botanical raw material, GW is able to utilize a range of growing methods to generate significant quantities of CBD botanical raw material derived from its proprietary CBD plant chemotypes. In 2015, production increased by a factor of approximately 20 times compared with the previous year and is expected to double again in 2016. This will equate to approximately 200 tonnes in 2016 and when purified and formulated, results in approximately 1.6 million 100mg/ml bottles of Epidiolex. With expectations of significant demand for Epidiolex upon approval, GW plans to continue expansion of its Epidiolex plant growing capacity well beyond this 2016 goal. The finished product, Epidiolex, is a liquid formulation of pure CBD and there are several processing steps beyond growing to ensure that the product is pure, meets the required FDA specification, and can be manufactured at scale to current Good Manufacturing Practice Regulations (cGMP). Each step has already been scaled and a further increase in scale is anticipated during 2016. GW believes it is on track to be ready for FDA pre-approval inspection from the time of NDA submission onwards.

Other Orphan/Neurology Pipeline Programs

Schizophrenia

GW’s product candidate, an oral formulation of GWP42003 (CBD), has shown notable anti-psychotic effects in accepted pre-clinical models of schizophrenia and has also demonstrated the ability to reduce the characteristic movement disorders induced by currently available anti-psychotic agents.

In September 2015, GW announced positive top line results from an exploratory Phase 2a placebo-controlled clinical trial of CBD in 88 patients with schizophrenia who had previously failed to respond adequately to first line anti-psychotic medications. GW believes that the signals of efficacy demonstrated in this trial, together with a notably reassuring safety profile, provide the Company with the prospect of new and distinct cannabinoid neuropsychiatric product pipeline opportunity as the mechanism of CBD does not appear to rely on the dopamine D2 receptor blockade mechanism of standard antipsychotics. GW is now analysing the data to fully understand the appropriate next steps regarding product development in schizophrenia with future research likely focused on pediatric orphan neuropsychiatric indications.

Neonatal Hypoxic-Ischemic Encephalopathy (NHIE)

NHIE is acute or sub-acute brain injury resulting from deprivation of oxygen during birth (hypoxia). GW estimates 6,500 to 12,000 cases of NHIE occur in the U.S. each year. Of these, 35% are expected to die in early life and 30% are expected to develop persistent neurologic disability. There are currently no FDA-approved medicines specifically indicated for NHIE.

GW intends to commence a clinical development program with the FDA and expects to start a Phase 1 clinical study in healthy volunteers for an intravenous CBD formulation in the treatment of NHIE in the second half of 2016. GW has received Orphan Drug and Fast Track Designations from the FDA for CBD for the treatment of NHIE and has recently received Orphan Designation from the European Medicines Agency for the treatment of Perinatal Asphyxia, an alternate term that describes the same condition.

Autism Spectrum Disorders

Many of the pediatric intractable epilepsy conditions within the Epidiolex Expanded Access Program share considerable overlap with Autism Spectrum Disorders (ASD). Early clinical observations from treating physicians suggest a potential role for cannabinoids in addressing problems associated with ASD; they may be able to treat deficits in cognition, behavior and communication. Consequently, there are several ongoing initiatives within GW to evaluate a range of cannabinoids in pre-clinical models of ASD, with a focus on, but not limited to, those caused by single genetic aberrations. These conditions often fall within the orphan disease space and GW is working with investigators to gain clinical experience in the use of different cannabinoids with the aim to commence clinical trials in the second half of 2016.

Glioma

GW is testing its product candidate GWP42002:GWP42003 (THC/CBD) in the treatment of recurrent glioblastoma multiforme, or GBM, a particularly aggressive brain tumor which is considered a rare disease by the FDA and the EMA. The Company has received Orphan Drug Designation from the FDA for GWP42002:GWP42003 for the treatment of glioma. In pre-clinical models, GW has shown these cannabinoids used together to be orally active in the treatment of glioma xenografts and have shown tumor response to be positively associated with tissue levels of cannabinoids.

GW has completed recruitment of 27 patients into a placebo-controlled Phase 1b/2a trial in recurrent GBM. This study first evaluated the safety of CBD:THC taken in combination with dose-intense temozolomide, and then initiated a placebo-controlled phase. Data from this trial is expected around mid-2016.

Other Pipeline Programs

Sativex in Cancer Pain

Sativex is an oromucosal spray consisting of a formulated extract of the cannabis sativa plant that contains the principal cannabinoids delta-9-tetrahydrocannabinol, or THC, and CBD. Otsuka Pharmaceutical Co. Ltd, hold exclusive rights to commercialize Sativex in the U.S. and have funded a Phase 3 program to treat persistent pain in people with advanced cancer who experience inadequate pain relief from optimized chronic opioid therapy, the current standard of care.

This Phase 3 program consisted of three pivotal Phase 3 trials. Whilst Sativex did not meet the primary endpoint in these trials, a pre-specified subgroup analysis of U.S. patients across the Phase 3 trials showed a statistically significant improvement for Sativex compared to placebo (n=248, p=0.02), with several significantly positive secondary efficacy endpoints. GW and Otsuka plan to consult with the FDA in the first quarter of 2016 with a view to identifying the extent of additional clinical data required for a possible future NDA submission.

Sativex in Spasticity

Sativex is currently approved for the treatment of spasticity due to multiple sclerosis in 28 countries outside the U.S.

Sativex is also undergoing a Phase 2, 72-patient placebo-controlled trial in children with spasticity due to cerebral palsy. Results from this trial are expected in H2 2016.

Type 2 Diabetes

GW is testing its product candidate GWP42004 in the treatment of type 2 diabetes. GWP42004 is an orally administered product which features plant-derived tetrahydrocannabivarin (THCV) as its active ingredient. THCV is distinct from THC and does not share its intoxicating psychoactive effects. Pre-clinical models have shown evidence of pancreatic islet cell protection, and an earlier small scale proof of concept study have shown GWP42004 to have promising effects on glucose and insulin status in patients with type 2 diabetes. The ongoing study will compare the efficacy, safety and tolerability of three doses of GWP42004 with placebo in a total of 200 patients and is expected to report data in the second quarter of 2016. GW believes that if the Phase 2 study confirms the earlier Phase 2 findings, GWP42004 would have the potential to offer a novel orally-administered treatment option in this large potential market.

Pre-clinical developments

In addition to GW’s extensive in-house research organization, the Company has established a global network of leading scientists in the cannabinoid field including 36 academic institutions in 9 countries. GW’s proprietary cannabinoid product platform allows the Company to discover, develop and commercialize additional novel first-in-class cannabinoid products across a broad range of therapeutic areas. Some of the more advanced programs include:

•	Assessment of the effect of cannabinoids on cognitive and behavioural function in animal models of conditions characterized as being on the ‘autism spectrum.’ These animal models include both genetically determined abnormalities of neurobehavior, and chemically-induced models, and include Rett syndrome and Fragile X among others,
•	The use of several cannabinoid candidates in Duchenne muscular dystrophy (DMD), the most common inherited lethal childhood orphan disease in the world, where new discoveries lead researchers to conclude that muscle cells respond positively to CBD by increasing metabolic output and improving mitochondrial function,
•	In Glioma, cannabinoids induce glioma stem-like cell differentiation and inhibit gliomagenesis and research suggests that a combination of cannabinoids with other anticancer agents, including radiotherapy, can eliminate GICs (Glioma Initiating Cells) which can cause recurrence of tumors after surgery. These findings are significant as GICs are resistant to most anticancer therapies and therefore reduce the apparent effectiveness of conventional brain cancer therapies,

•	In various other cancers including ovarian and pancreatic cancer, pre-clinical research has shown that cannabinoids can act in concert with current cancer treatments such as chemotherapy and radiotherapy to enhance therapeutic response in animal models.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the condensed consolidated financial information contained herein, which has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. GW presents its condensed consolidated financial information in pounds sterling.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 31 December 2015, the Condensed Consolidated Income Statement and the Condensed Consolidated Cash Flow Statement for the 3 months ended 31 December 2015 have been translated into U.S. dollars at the rate on 31 December 2015 of $1.4776 to £1.0000. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Overview

GW generates revenue from Sativex product sales, license fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. The accounting policies that GW applies in recognizing these revenues are set out in detail in Note 1.

The principal factors affecting GW’s profitability and operating cash flow are the amount and timing of GW-funded research and development expenditure, the rate of growth of Sativex product revenues, and the amount of development and approval milestone receipts from the Company’s commercial partners.

Expenditure on research and development activities is recognized as an expense in the period in which the expense is incurred. GW incurs research and development expenditures that are funded from GW’s own cash resources. This typically relates to core research and development spend on the Company’s staff and research facilities plus spend on the Epidiolex development program and certain pipeline product Phase 2 trials, currently in the areas of adult epilepsy, glioma, schizophrenia, and type-2 diabetes. GW refers to this as “GW-funded research and development expenditure.”

A proportion of GW’s research and development expenditure is funded by the Company’s collaboration partners. GW refers to this as “development-partner funded research and development expenditure”. Most of this expenditure during the period relates to the Sativex cancer pain development for the U.S. market which is wholly funded by Otsuka.

Sales, general and administrative expenses consist primarily of salaries, employer payroll taxes and benefits related to GW’s executive, finance, business development and support functions. Other sales, general and administrative expenses include costs associated with managing commercial activities and the costs of compliance with the day-to-day requirements of being a listed public company on NASDAQ in the U.S. and on the AIM Market in the United Kingdom, including insurance, general administration overhead, investor relations, legal and professional fees, audit fees and fees for taxation services.

Net foreign exchange gains/losses primarily result from unrealized gains/losses on translating the Group’s U.S. dollar denominated cash deposits to pounds sterling at the closing U.S. dollar to pounds sterling exchange rate.

As a UK resident Group with operations in the U.S., GW is subject to both UK and U.S. corporate taxation. GW’s tax recognized represents the sum of the tax currently payable or recoverable, and deferred tax. Deferred tax assets are recognized only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. As a company that carries out extensive research and development activities, GW benefits from the UK research and development tax credit regime, whereby the Company’s principal research subsidiary company, GW Research Limited, is able to surrender the trading losses that arise from its research and development activities for a cash rebate. This has resulted in a tax credit for each of the periods reported herein, as disclosed in the tax benefit line of the condensed consolidated income statements. The current period tax charge relates to U.S. taxation on the taxable profit for the Group's U.S. subsidiary.

Results of Operations:

Comparison of the three months ended 31 December 2015 and 31 December 2014:

Revenue

Total revenue for the three months to 31 December 2015 was £3.7 million, compared to £8.0 million for the three months ended 31 December 2014. The decrease of £4.3 million comprises:

•	£4.1 million decrease in research and development fees to £2.3 million for the three months ended 31 December 2015 from £6.4 million for the three months ended 31 December 2014. The decreased research and development fees reflect decreased research and development expenditure which has been recharged to Otsuka. Further details of this are given in the expenditure section below.
•	£0.1 million decrease in development and approval milestones for the three months ended 31 December 2015 compared to the three months ended 31 December 2014 due to the achievement of a milestone receivable in the prior period.
•	£0.1 million decrease in license, collaboration and technical access fees for the three months ended 31 December 2015 compared to the three months ended 31 December 2014 due to the completion of the service period under one contract in the first quarter of 2015.

Sativex in-market sales volumes sold by GW’s commercial partners for the three months ended 31 December 2015 were 13% higher than the three months ended 31 December 2014.

GW’s sales volume to partners increased by 17% in the three months ended 31 December 2015 compared to the three months ended 31 December 2014 due to increased shipments to Spain and Italy.

Cost of sales

Cost of sales for the three months ended 31 December 2015 of £0.7 million represents an increase of £0.1 million from the £0.6 million recorded in the three months ended 31 December 2014 resulting from the increase in the volume of vial shipments to commercial partners.

Research and development expenditure

Total research and development expenditure for the three months ended 31 December 2015 of £24.1 million increased by £9.0 million compared to the £15.1 million incurred in the three months ended 31 December 2014.

Development-partner funded research and development expenditure decreased by £4.1 million to £2.3 million for the three months ended 31 December 2015 from £6.4 million for the three months ended 31 December 2014. This reflects decreased expenditure following the completion of the Sativex Phase 3 cancer pain trials programme and associated R&D activity.

GW-funded research and development expenditure increased by £13.2 million to £21.9 million for the three months ended 31 December 2015 from £8.7 million for the three months ended 31 December 2014. The increase is due to:

•	£7.5 million increase in epilepsy and other GW-funded clinical program costs reflecting the costs associated with GW's ongoing Phase 3 Dravet and Lennox-Gastaut syndrome Epidiolex studies, costs of our other pipeline studies and the costs of providing regulatory support and Epidiolex under FDA-authorized expanded access INDs.
•	£2.7 million increase in staff and employment-related expenses resulting from increased headcount as the Group expands its team in the UK and the U.S. to enable execution of the epilepsy development program.
•	£2.0 million increase in other property-related overheads and depreciation of R&D assets related to the U.S. expansion and epilepsy development program.
•	£1.0 million increase in costs of growing an increased volume of plant material for the Epidiolex development program.

Sales, general and administrative expenses

Sales, general and administrative expenses for the three months ended 31 December 2015 of £3.6 million increased by £2.8 million compared to the £0.8 million incurred in the three months ended 31 December 2014. This increase is related to the development of the epilepsy development program due to:

•	£0.9 million increase in payroll costs driven by increased headcount as we start to recruit our U.S.-based commercial team
•	£0.9 million increase in pre-launch commercialization costs in the U.S.
•	£0.8 million increase in other employee-related expenses, including share-based payment expenses
•	£0.2 million increase in respect of property and travel costs, primarily to the U.S. by staff involved in the establishment of U.S. based operations.

Net foreign exchange gains

Net foreign exchange gains for the three months ended 31 December 2015 was a gain of £3.6 million, a decrease of £0.4 million compared to the £4.0 million gain recorded for the three months ended 31 December 2014. In both periods the gain recognized primarily relates to the retranslation of the Group’s U.S. dollar denominated cash deposits to pounds sterling at 31 December. The Sterling to U.S. dollar exchange rate has moved from 1.5127 at 30 September 2015 to 1.4776 at 31 December 2015. Dollar denominated cash deposits totalled $243.9 million at 31 December 2015 and $274.9 million at 30 September 2015.

Taxation

The tax benefit was £3.4 million for the three months ended 31 December 2015. This represents an increase of £2.3 million compared to a £1.1 million benefit recorded in the three months ended 31 December 2014.

In the three months ended 31 December 2015, GW recorded a tax benefit of £3.4 million made up of: (i) the recognition of an accrued £3.6 million research and development tax credit expected to be claimable by GW Research Limited in respect of the research and development expenditure incurred in the three months ended 31 December 2015 and; (ii) the recording of £0.2 million of current tax expense in respect of taxable profits of the Group's U.S. subsidiary, GW Pharmaceuticals Inc.

In the three months ended 31 December 2014, GW recorded a tax credit of £1.1 million made up of: (i) the recognition of an accrued £0.9 million research and development tax credit expected to be claimable by GW Research Limited in respect of the research and development expenditure incurred in the three months ended 31 December 2014; (ii) the recognition of an additional £0.2 million of research and development tax credits in respect of the year ended 30 September 2014 in its principal research subsidiary, GW Research Limited, as part of the process for finalising tax returns for that period.

Liquidity and Capital Resources

Cash Flow

Net cash outflow from operating activities for the three months ended 31 December 2015 of £18.0 million was £11.8 million higher than the £6.2 million outflow from operating activities for the three months ended 31 December 2014, principally reflecting the increase in investment in Epidiolex and other pipeline research and development activities.

Capital expenditure for the three months ended 31 December 2015 of £1.9 million, consisting primarily of planned upgrades to our cannabinoid extraction and Epidiolex manufacturing and growing facilities, was £4.0 million lower than the £5.9 million for the three months ended 31 December 2014, reflecting reduced spend as we near completion of construction of our new cannabinoid extraction facility.

Net cash inflow from financing activities increased by £0.4 million to a £0.5 million net inflow in the three months ended 31 December 2015 compared to a £0.1 million inflow for the three months ended 31 December 2014 due to an increase of £0.5 million in proceeds on the exercise of employee share options offset by a decrease of £0.1 million in the proceeds of new equity issues.

As at 31 December 2015, GW had a closing cash position of £219.3 million compared to £234.9 million as at 30 September 2015.

Property, plant and equipment

Property, plant and equipment at 31 December 2015 increased by £2.7 million to £31.4 million from £28.7 million at 30 September 2015. This increase reflects the upgrade and expansion of new cannabinoid extraction facilities and growing facilities for Epidiolex production.

Inventories

Inventories at 31 December 2015 decreased by £0.1 million to £4.7 million from £4.8 million at 30 September 2015. Inventories consist of finished goods, consumable items and work in progress and are stated net of a £0.1 million realizable value provision (30 September 2015: £0.1 million). During the three months ended 31 December 2015, the provision for inventories remained constant.

Trade receivables and other assets

Trade receivables and other assets at 31 December 2015 increased by £2.4 million to £5.3 million from £2.9 million at 30 September 2015, primarily due to timing differences of £2.8 million for a single invoice relating to partner funded research and development revenue invoiced before 31 December 2015 and collected in full during January 2016.

Trade and other payables

Current trade and other payables at 31 December 2015 increased by £8.9 million to £32.9 million from £24.0 million at 30 September 2015. This increase reflects an £8.8 million increase in trade creditors and accruals as a result of the continued expansion of GW-funded clinical trials and manufacturing capability.

Non-current trade and other payables at 31 December 2015 increased by £0.1 million to £8.5 million from £8.4 million at 30 September 2015. This reflects a £0.1 million increase resulting from accrued interest on the finance facility provided by the Group’s landlord for the cannabinoid extraction facility currently under construction.

Headcount

Average headcount for the three months ended 31 December 2015 was 389 (31 December 2014: 294).

Guidance

There are no proposed changes to the 2016 guidance as provided at the time of GW’s 2015 year end results announcement.

RISKS AND UNCERTAINTIES

A detailed analysis of the risks that the Group faces is set out in the Group’s Annual Report on Form 20-F filed by the Company with the SEC on 7 December 2015. The following summary of key risks for the Group are as highlighted below:

Clinical

-	Clinical trials for our product candidates are expensive, time-consuming, uncertain and susceptible to change, delay or termination. Even if we completed Phase 3 clinical trials for a product candidate and these trials show positive results, there can be no assurance that a regulatory authority will approve that product candidate for any given indication.
-	There is a high rate of failure for drug candidates proceeding through clinical trials. Until we obtain regulatory approval for a product other than Sativex, our future success will depend heavily on the continued successful commercialization of our only approved product, Sativex, which is currently being commercialized for MS spasticity outside the United States.
-	Our expanded access studies are uncontrolled, carried out by individual physician investigators independent from GW, and not always conducted in strict compliance with Good Clinical Practices, all of which can lead to a treatment effect which may differ from one seen in placebo-controlled trials. Data from these studies provide only anecdotal evidence of efficacy for regulatory review, although they may provide supportive safety information for regulatory review. These studies contain no control or comparator group for reference and are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Such information, including the statistical principles that the independent physician investigators have chosen to apply to the data, may not reliably predict data collected via systematic evaluation of the efficacy in company-sponsored clinical trials or evaluated via other statistical principles that may be applied in these trials. Reliance on such information may lead to Phase 2 and/or Phase 3 clinical trials that are not adequately designed to demonstrate efficacy and could delay or prevent GW’s ability to seek approval of Epidiolex.

Regulatory & Legislative

-	Legislative or regulatory reform, including reform of the laws governing the use of marijuana for medicinal or recreational use, or of the health care system, in the United States and foreign jurisdictions may affect our ability to profitably sell our products, if approved.
-	If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and may be required to limit the commercialization of our product candidates.
-	Our ability to research, develop and commercialize our product candidates is dependent on our ability to maintain licenses relating to the cultivation, possession and supply of controlled substances.
-	Controlled substance legislation differs between countries and legislation in certain countries may restrict or limit our ability to sell Sativex and our product candidates.
-	Epidiolex, Sativex and the other product candidates we are developing will be subject to controlled substance laws and regulations and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post approval, and our financial condition.

Orphan drug designation and intellectual property

-	In respect of our product candidates targeting rare indications, orphan drug exclusivity may afford limited protection, and if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our product candidates in those indications during that period of exclusivity. Even if we obtain orphan drug exclusivity for any of our product candidates this exclusivity may afford limited protection and may be lost if the FDA later determines that the request for designation was materially defective, or if we are unable to assure sufficient quantity of the drug. Further if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our product candidates in those indications during that period of exclusivity.
-	We may not be able to maintain and protect our proprietary technology and assets, which could impair our proprietary cannabinoid product platform and commercial opportunities and adversely affect our operating profits.
-	If third parties claim that activities infringe upon their intellectual property, our operating profits could be adversely affected and/or we may be prevented from developing, manufacturing, importing, using or commercialising some or all of our products and product candidates in jurisdictions in which their intellectual property subsists.

Manufacturing

-	Problems with scale up of our manufacturing process, failure to comply with manufacturing regulations or pass regulatory inspections, unexpected increases in our manufacturing costs, or delays in being able to ship product could harm our business, results of operations and financial condition; as could product recalls or inventory losses caused by unforeseen events, cold chain interruption and testing difficulties.

Marketing and Commercialization

-	We are dependent on the success of our product candidates, none of which may receive regulatory approval or be successfully commercialized.
-	Our product candidates, if approved, may be unable to achieve the expected market acceptance and, consequently, limit our ability to generate revenue from new products.
-	Counterfeit versions of our products could harm our business.
-	As we market and commercialize our product candidates, our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
-	We expect to face intense competition, often from companies with greater resources and experience than we have.
-	Sativex, Epidiolex and our other product candidates contain controlled substances, the use of which may generate public controversy around our business which could negatively impact the commercial success of any of our approved products or the future development of our product candidates.
-	If the price for Sativex or any future approved products decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels our revenue and prospects for profitability will suffer.

Safety

-	Serious adverse events or other safety risks could require us to abandon development and preclude, delay or limit approval of our product candidates, or limit the scope of any approved label or market acceptance.

Staffing and systems

-	We have recently grown our business and will need to further increase the size and complexity of our organization in the future, and we may experience difficulties in managing our growth and executing our growth strategy.
-	As we continue to grow our business in terms of size and complexity we will need to adapt and change our internal controls and may identify material weaknesses in our internal control over financial reporting, which could result in our financial statements not being prepared properly.

Funding

-	We have significant and increasing liquidity needs and may require additional funding.

Risk in Relation to the Use of Financial Instruments

-	The Group is exposed to a number of financial risks, including credit risk, liquidity risk, market price risk and exchange rate risk. It is the Group’s policy that no speculative trading in financial instruments shall be undertaken, and as such the Group does not enter into contracts for complicated or compound financial instruments.

Credit Risk

-	The Group’s principal financial assets are cash and short-term cash equivalents. Risk is minimized through an investment policy restricting the investment of surplus cash to interest bearing deposits principally held with the major UK banking groups and with UK subsidiaries of banking groups with acceptable credit ratings.
-	Trade receivables are concentrated to a small number of large customers with well-established relationships, where the risk and history of default is considered to be low.

Liquidity Risk

-	This risk is minimized by placing surplus funds in a range of low risk cash deposits and short-term liquid investments for periods up to 90 days. This portfolio of deposits is managed to ensure that a rolling programme of maturity dates is managed in accordance with Group expenditure plans in order to ensure available liquid cash funds when required.

Market Price Risk

-	Market price risk primarily comprises interest rate exposure risk, which is managed by maintaining a rolling programme of varying deposit maturity dates, up to a maximum of 90 days, on a breakable deposit basis. The majority of funds are deposited for terms of less than 90 days. This allows the Group to react to rate changes within a reasonable timeframe and to mitigate pricing risk accordingly.

Exchange Rate Risk

-	The individual financial statements of each Group company are presented in the currency of the primary economic environment in which it operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Group company are expressed in Pounds Sterling. However, during the year the Group had exposure to U.S. Dollars ("U.S.$"), Euros (“€”) and Canadian Dollars (“CAD”). The Group’s policy is to maintain natural hedges, where possible, by matching revenue and receipts with expenditure. The Group continues to hold a large balance of U.S.$, to match future anticipated U.S.$ denominated expenditure on pre-launch activities and our clinical trials for Epidiolex.

Overseas entity

-	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.

GW continues to face a number of potential risks and uncertainties which could have a material impact on the Group’s performance over the remaining nine months of the financial year and could cause actual results to differ materially from expected and historical results.

The directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, a period of not less than 12 months from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing the financial information for the 3 months ended 31 December 2015.

The directors do not consider that the principal risks and uncertainties have changed since the Annual Report on Form 20-F for the year ended 30 September 2015 was filed by the Group with the SEC on 7 December 2015.

Related party transactions

Other than that disclosed in Note 11, the Group did not enter into any significant related party transactions during the period.

Justin Gover	Adam George
Chief Executive Officer	Chief Financial Officer

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 28 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex® (cannabidiol), which is in Phase 3 clinical development for the treatment of Dravet syndrome and Lennox-Gastaut syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Tuberous Sclerosis Complex. GW has a deep pipeline of additional cannabinoid product candidates which includes compounds in Phase 1 and 2 trials for glioma, type 2 diabetes, schizophrenia and epilepsy. For further information, please visit www.gwpharm.com

Forward-looking statements

This news release contains forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the relevance of GW products commercially available and in development, the clinical benefits of Sativex® and Epidiolex® and the safety profile and commercial potential of Sativex and Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

GW Pharmaceuticals plc

Condensed consolidated income statement

Three months ended 31 December 2015 and 2014

		Three months ended		Three months ended		Three months ended
		31 December		31 December		31 December
	Notes	2015		2015		2014
		$000’s		£000’s		£000’s
Revenue	2	5,418		3,667		7,965
Cost of sales		(1,015)		(687)		(569)
Research and development expenditure	3	(35,668)		(24,139)		(15,126)
Sales, general and administrative expenses		(5,356)		(3,625)		(802)
Net foreign exchange gain		5,321		3,601		4,034
Operating loss		(31,300)		(21,183)		(4,498)
Interest income		93		63		44
Interest expense		(28)		(19)		(20)
Loss before tax		(31,235)		(21,139)		(4,474)
Tax benefit	4	5,079		3,437		1,068
Loss for the period		(26,156)		(17,702)		(3,406)

Loss per share – basic and diluted	5	(10.0	c)	(6.8	p)	(1.4	p)

All activities relate to continuing operations.

Condensed consolidated statement of comprehensive loss

For the three months ended 31 December 2015 and 2014

	Three months ended 31 December 2015 £000’s	Three months ended 31 December 2014 £000’s
Loss for the period	(17,702)	(3,406)
Items that may be reclassified subsequently to profit or loss
Exchange differences on retranslation of foreign operations	(53)	(6)
Other comprehensive loss for the period	(53)	(6)
Total comprehensive loss for the period	(17,755)	(3,412)

GW Pharmaceuticals plc

Condensed consolidated statement of changes in equity

Three months ended 31 December 2015 and 2014

		Share
	Share	premium	Other	Accumulated
	capital	account	reserves	deficit	Total
	£000’s	£000’s	£000’s	£000’s	£000’s
Balance at 1 October 2014	237	220,551	19,260	(81,464)	158,584
Issue of share capital	-	59	-	-	59
Exercise of share options	-	62	-	-	62
Share-based payment transactions	-	-	-	269	269
Loss for the period	-	-	-	(3,406)	(3,406)
Other comprehensive loss	-	-	(6)	-	(6)
Balance at 31 December 2014	237	220,672	19,254	(84,601)	155,562

Balance at 1 October 2015	261	349,275	19,189	(123,455)	245,270
Exercise of share options	2	562	-	-	564
Share-based payment transactions	-	-	-	1,306	1,306
Loss for the period	-	-	-	(17,702)	(17,702)
Deferred tax attributable to unrealized share option gains	-	-	-	(74)	(74)
Other comprehensive loss	-	-	(53)	-	(53)
Balance at 31 December 2015	263	349,837	19,136	(139,925)	229,311

GW Pharmaceuticals plc

Condensed consolidated balance sheets

As at 31 December 2015 and 30 September 2015

		As at 31 December	As at 31 December	As at 30 September
	Notes	2015	2015	2015

Non-current assets		$000’s	£000’s	£000’s
Intangible assets - goodwill		7,698	5,210	5,210
Other intangible assets		408	276	245
Property, plant and equipment		46,469	31,449	28,733
Deferred tax asset	4	572	387	418
		55,147	37,322	34,606
Current assets
Inventories	6	6,934	4,693	4,756
Taxation recoverable		24,056	16,281	12,641
Trade receivables and other assets	7	7,793	5,274	2,873
Cash and cash equivalents		324,057	219,313	234,872
		362,840	245,561	255,142

Total assets		417,987	282,883	289,748
Current liabilities
Trade and other payables	8	(48,561)	(32,865)	(24,022)
Current tax liabilities		(359)	(243)	(366)
Obligations under finance leases	10	(167)	(113)	(111)
Deferred revenue	9	(5,706)	(3,862)	(3,269)
		(54,793)	(37,083)	(27,768)

Non-current liabilities
Trade and other payables	8	(12,620)	(8,541)	(8,445)
Obligations under finance leases	10	(2,234)	(1,512)	(1,540)
Deferred revenue	9	(9,510)	(6,436)	(6,725)
Total liabilities		(79,157)	(53,572)	(44,478)
Net assets		338,830	229,311	245,270

Equity
Share capital		389	263	261
Share premium account		516,919	349,837	349,275
Other reserves		28,275	19,136	19,189
Accumulated deficit		(206,753)	(139,925)	(123,455)

Total equity		338,830	229,311	245,270

GW Pharmaceuticals plc

Condensed consolidated cash flow statements

For the three months ended 31 December 2015 and 2014

	Three months ended	Three months ended	Three months ended
	31 December	31 December	31 December
	2015	2015	2014
	$000’s	£000’s	£000’s
Loss for the period	(26,156)	(17,702)	(3,406)
Adjustments for:
Interest income	(93)	(63)	(44)
Interest expense	28	19	20
Tax benefit	(5,079)	(3,437)	(1,068)
Depreciation of property, plant and equipment	1,088	736	492
Amortization of intangible assets	21	14	-
Net foreign exchange gains	(5,559)	(3,762)	(4,068)
Increase/(decrease) in provision for inventories	10	7	(29)
Share-based payment charge	1,930	1,306	269
	(33,810)	(22,882)	(7,834)
Decrease in inventories	83	56	157
Increase in trade receivables and other assets	(3,548)	(2,401)	(192)
Increase in trade and other payables and deferred revenue	11,292	7,642	1,689
Income taxes paid	(541)	(366)	-
Net cash outflow from operating activities	(26,524)	(17,951)	(6,180)
Investing activities
Interest received	103	70	42
Purchases of property, plant and equipment	(2,633)	(1,782)	(5,897)
Purchases of intangible assets	(176)	(119)	-
Net cash outflow from investing activities	(2,706)	(1,831)	(5,855)
Financing activities
Proceeds on exercise of share options	833	564	62
Proceeds of new equity issue	-	-	59
Interest paid	(30)	(20)	(23)
Repayments of obligations under finance leases	(38)	(26)	(28)
Net cash inflow from financing activities	765	518	70
Effect of foreign exchange rate changes on cash and cash equivalents	5,475	3,705	4,068
Net decrease in cash and cash equivalents	(22,990)	(15,559)	(7,897)
Cash and cash equivalents at beginning of the period	347,047	234,872	164,491
Cash and cash equivalents at end of the period	324,057	219,313	156,594

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2015 and 2014

1. Significant accounting policies

Basis of preparation

These unaudited condensed consolidated interim financial statements as at 31 December 2015 and for the three month periods ended 31 December 2015 and 31 December 2014 of GW Pharmaceuticals plc and subsidiaries (collectively, the “Group”) have been prepared in accordance with International Accounting Standard 34 – “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union. These statements were approved by the Board on 10 February 2016.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and as adopted by the European Union have been condensed or omitted as permitted by IAS 34. The balance sheet as at 30 September 2015 was derived from the audited financial statements.

The significant accounting policies and methods of computation adopted in the preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Group’s annual audited financial statements for the year ended 30 September 2015 in accordance with IFRS. These condensed consolidated interim financial statements include all adjustments necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year.

The Group has not adopted early any standard, interpretation or amendment that was issued but is not yet effective.

The information for the period ended 30 September 2015 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 31 December 2015, the Condensed Consolidated Income Statement and the Condensed Consolidated Cash Flow Statement for the three months ended 31 December 2015 have been translated into U.S. dollars at the rate on 31 December 2015 of $1.4776 to £1.0000. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

The Directors do not consider the business to be seasonal or cyclical.

Going concern

At 31 December 2015 the Group had cash and cash equivalents of £219.3 million. The Directors have considered the financial position of the Group, its cash position and forecast cash flows for the 12-month period from the date of this report when considering going concern. They have also considered the Group’s key risks and uncertainties affecting the likely development of the business. In the light of this review, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for at least a 12-month period from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing these financial statements.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2015 and 2014

2. Segmental Information

Operating Segments

Information reported to the Group’s Board of Directors, the chief operating decision maker for the Group, for the purposes of resource allocation and assessment of segment performance is focused on the stage of product development. The Group’s reportable segments are as follows:

•	Commercial: The Commercial segment distributes and sells the Group’s commercial products. Currently Sativex is promoted through strategic collaborations with major pharmaceutical companies for the currently approved indication of spasticity due to MS. The commercial segment will include revenues from the direct marketing of other future approved commercial products. The Group has licensing agreements for the commercialization of Sativex with Almirall S.A. in Europe (excluding the United Kingdom) and Mexico, Otsuka Pharmaceutical Co. Ltd. (“Otsuka”) in the U.S., Novartis Pharma AG in Australia, New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East and Africa, Bayer HealthCare AG in the United Kingdom and Canada, Neopharm Group in Israel and Ipsen Biopharm Ltd. in Latin America (excluding Mexico and the Islands of the Caribbean). Commercial segment revenues include product sales, royalties, license, collaboration, and technical access fees, and development and approval milestone fees.

•	Sativex Research and Development: The Sativex Research and Development (“Sativex R&D”) segment seeks to maximise the potential of Sativex through the development of new indications. The focus during the period for this segment was the Phase 3 clinical development programme of Sativex for use in the treatment of cancer pain. The Group also believe that MS spasticity represents an attractive indication for the U.S. and consequently, the Group intends to pursue an additional clinical development programme for this significant market opportunity. In addition, Sativex has shown promising efficacy in Phase 2 trials in other indications such as neuropathic pain, but these areas are not currently the subject of full development programmes. Sativex Research and Development segment revenues consist of research and development fees charged to Sativex licensees.

•	Pipeline Research and Development: The Pipeline Research and Development (“Pipeline R&D”) segment seeks to develop cannabinoid medications other than Sativex across a range of therapeutic areas using the Group's proprietary cannabinoid technology platform. The Group’s product pipeline includes Epidiolex®, a treatment for Dravet syndrome and Lennox-Gastaut syndrome, a second epilepsy product candidate as well as other product candidates in Phase 1 and 2 clinical development for glioma, adult epilepsy, type-2 diabetes and schizophrenia. Pipeline Research and Development segment revenues consist of research and development fees charged to Otsuka under the terms of our pipeline research collaboration agreement.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies. Segment result represents the result of each segment without allocation of share-based payment expenses, and before Sales, general and administrative expenses, interest expense, interest income and tax.

No measures of segment assets and segment liabilities are reported to the Group’s Board of Directors in order to assess performance and allocate resources. There is no intersegment activity and all revenue is generated from external customers.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2015 and 2014

Segmental revenues and results

For the Three Months Ended 31 December 2015

	Commercial £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs £’000	Consolidated £’000
Revenue:
Product sales	1,120	-	-	1,120	-	1,120
Research and development fees	-	2,160	97	2,257	-	2,257
License, collaboration and technical access fees	290	-	-	290	-	290
Development and approval milestones	-	-	-	-	-	-
Total revenue	1,410	2,160	97	3,667	-	3,667
Cost of sales	(687)	-	-	(687)	-	(687)
Research and development expenditure	-	(2,562)	(21,168)	(23,730)	(409)	(24,139)
Segmental result	723	(402)	(21,071)	(20,750)	(409)	(21,159)
Sales, general and administrative expenses						(3,625)
Net foreign exchange gain						3,601
Operating loss						(21,183)
Interest income						63
Interest expense						(19)
Loss before tax						(21,139)
Tax benefit						3,437
Loss for the period						(17,702)

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2015 and 2014

Segmental revenues and results

For the Three Months Ended 31 December 2014

	Commercial[1] £’000	Sativex R&D £’000	Pipeline R&D £’000	Total reportable segments £’000	Unallocated costs[2] £’000	Consolidated £’000
Revenue:
Product sales	1,089	-	-	1,089	-	1,089
Research and development fees	-	6,292	123	6,415	-	6,415
License, collaboration and technical access fees	364	-	-	364	-	364
Development and approval milestones	97	-	-	97	-	97
Total revenue	1,550	6,292	123	7,965	-	7,965
Cost of sales	(569)	-	-	(569)	-	(569)
Research and development credit/(expenditure)	30	(7,288)	(7,679)	(14,937)	(189)	(15,126)
Segmental result	1,011	(996)	(7,556)	(7,541)	(189)	(7,730)
Sales, general and administrative expenses						(802)
Net foreign exchange gain						4,034
Operating loss						(4,498)
Interest income						44
Interest expense						(20)
Loss before tax						(4,474)
Tax benefit						1,068
Loss for the period						(3,406)

1	The research and development credit/(expenditure) in the commercial segment is the element of the inventory provision movement that relates to commercial inventory.

2	Unallocated costs represent the portion of share-based payment expenditures which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within sales, general and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2015 and 2014

Revenues from the Group’s largest customer are included within the above segments as follows:

	Commercial £’000	Sativex R&D £000’s	Pipeline R&D £000’s	Total £000’s

Three months ended 31 December 2015	70	2,160	97	2,327

Three months ended 31 December 2014	70	6,292	122	6,484

Revenues from the Group’s second largest customer, the only other customer where revenues account for more than 10% of the Group’s revenues, are included within the above segments as follows:

	Commercial £’000	Sativex R&D £000’s	Pipeline R&D £000’s	Total £000’s

Three months ended 31 December 2015	943	-	-	943

Three months ended 31 December 2014	865	-	-	865

Geographical analysis of turnover by destination of customer

	Three months ended	Three months ended
	31 December	31 December
	2015	2014

	£000’s	£000’s
UK	226	352
Europe (excluding UK)	973	956
United States	2,230	6,362
Canada	141	173
Asia/Other	97	122
	3,667	7,965

3. Research and development expenditure

	Three months ended	Three months ended
	31 December	31 December
	2015	2014

	£000’s	£000’s
GW-funded research and development	21,882	8,711
Development-partner funded research and development	2,257	6,415
Total	24,139	15,126

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2015 and 2014

4. Tax benefit

	Three months ended	Three months ended
	31 December	31 December
	2015	2014

	£000’s	£000’s
Current period research and development tax credit	(3,640)	(926)
Adjustments in respect of prior year tax (credit)/charge	49	(164)
Current period utilization of deferred tax assets	-	22
Current period tax charge	154	-
Total credit for the period	(3,437)	(1,068)

Tax credits relate to UK research and development tax credits claimed under the Finance Act 2000.

In the year ended 30 September 2015, the Group recognized the full estimated benefit for qualifying current year research and development expenditures incurred during the year, based on the Group’s sustained history of agreeing such claims with HMRC. Any difference in the credit ultimately received is recorded as an adjustment in respect of prior year.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of the asset to be recovered.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2015 and 2014

5. Loss per share

The calculations of loss per share are based on the following results and numbers of shares.

	Three months ended	Three months ended
	31 December	31 December
	2015	2014
	£000’s	£000’s

Loss for the period	(17,702)	(3,406)

Number of shares

	Three months ended		Three months ended
	31 December		31 December
	2015		2014
	Million		Million
Weighted average number of ordinary shares	261.4		236.7
Less: ESOP trust ordinary shares(1)	-		-
Weighted average number of ordinary shares for purposes of basic earnings per share	261.4		236.7
Effect of potentially dilutive shares arising from share options(2)	-		-
Weighted average number of ordinary shares for purposes of diluted earnings per share	261.4		236.7
Loss per share—basic	(6.8	p)	(1.4	p)
Loss per share—diluted	(6.8	p)	(1.4	p)

(1)	As at 31 December 2015, 33,054 ordinary shares (31 December 2014: 34,706 ordinary shares) were held in the ESOP trust. The financial effect is less than £0.1 million for each of the three month periods ended 31 December, and consequently these have not been presented above.

(2)	The impact of 5.9 million antidilutive share options have been excluded from the diluted loss per share calculation for the three months ended 31 December 2015 (8.7 million antidilutive share options for the three months ended 31 December 2014).

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2015 and 2014

6. Inventories

	31 December	30 September
	2015	2015
	£000’s	£000’s
Raw materials	287	317
Work in progress	3,579	3,686
Finished goods	827	753
	4,693	4,756

Inventory is stated net of a provision for inventories, calculated in accordance with the Group’s accounting policy. The movement in the provision for inventories is as follows:

	2015	2014
	£000’s	£000’s
Opening balance – as at 1 October	66	351
Write-down of inventories	7	15
Write off of inventories included in the provision	-	(28)
Reversal of write-down of inventories	-	(44)
Closing balance as at 31 December	73	294

Inventories with a carrying value of £2.7 million are considered to be recoverable after more than one year from the condensed consolidated balance sheet date, but within the Group’s normal operating cycle (30 September 2015: £2.7 million).

7. Trade receivables and other receivables

	31 December	30 September
	2015	2015
	£000’s	£000’s
Amounts falling due within one year
Trade receivables	2,784	373
Other receivables	1,369	956
Prepayments and accrued income	1,121	1,544
	5,274	2,873

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2015 and 2014

8. Trade and other payables

	31 December	30 September
	2015	2015
	£000’s	£000’s
Amounts falling due within one year
Other creditors and accruals	17,154	10,714
Clinical trial accruals	11,099	8,374
Trade payables	3,287	3,795
Fit out funding	411	348
Other taxation and social security	914	791
	32,865	24,022

Amounts falling due after one year
Fit out funding	8,541	8,445
	41,406	32,467

Fit out funding represents £9.0 million (30 September 2015: £8.8 million) owed to the Group’s landlord reflecting the liability to repay the £7.8 million of fit out funding received to fund the expansion and upgrades to manufacturing facilities and associated accrued interest of £1.2 million (30 September 2015: £1.0 million). This is expected to be repaid upon the completion of construction, currently expected to be during the second quarter of the year ending 30 September 2016, over a 15-year term. The Group has estimated that £0.4 million (30 September 2015: £0.4 million) will be due within one year and the remaining £8.6 million (30 September 2015: £8.4 million) is due after one year.

9. Deferred revenue

	31 December	30 September
	2015	2015
	£000’s	£000’s
Amounts falling due within one year
Deferred license, collaboration and technical access fee income	1,263	1,260
Advance research and development fees	2,599	2,009
	3,862	3,269
Amounts falling due after one year
Deferred license, collaboration and technical access fee income	6,436	6,725

Deferred revenues result mainly from the unamortized portion of up-front license fees received in 2005 of £12.0 million from Almirall S.A. and collaboration and technical access fees from other Sativex licensees.

Advance research and development fees represent amounts received from Otsuka for activities to be carried out on behalf of Otsuka. These amounts will be recognized as revenue in future periods as the services are rendered.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three months ended 31 December 2015 and 2014

10. Amounts payable under finance leases

	Minimum lease payments
	31 December	30 September
	2015	2015
	£000’s	£000’s
Amounts payable under finance leases:
Within one year	176	176
In the second to fifth years inclusive	703	703
After five years	1,163	1,206
	2,042	2,085
Less: future finance charges	(417)	(434)
Present value of lease obligations	1,625	1,651

	Present value of minimum lease payments
	31 December	30 September
	2015	2015
Amounts payable under finance leases:
Amounts due for settlement within 12 months	113	111
Amounts due for settlement after 12 months	1,512	1,540
	1,625	1,651

As at 31 December 2015, the weighted average lease term remaining is 11.9 years (30 September 2015: 12.1 years). All lease obligations are denominated in sterling.

11. Related party transactions

The Company operates a cashless exercise scheme for all GW staff in order to administer the sale of new shares arising upon the exercise of share options granted to GW staff. Under the terms of this scheme, upon receiving option exercise instructions from each option holder, the Company instructs a broker to sell the new ordinary shares resulting from the option exercise. The proceeds of sale are then remitted directly to the Company by the broker in order to enable the Company to deduct the option exercise price and the appropriate amount of taxation, via the payroll, before the net proceeds are paid to the option holder.

On 29 and 30 December 2015, following the exercise and sale of vested share options on behalf of Dr. Geoffrey Guy and Chris Tovey, previously announced on 21 December, the Group received gross proceeds from the sale of option shares of £0.1 million and £4.5 million respectively. Having deducted the £0.6 million option exercise price due to be retained by the Company and having deducted taxation totalling £2.2 million, the net proceeds were paid to Dr. Guy and Mr Tovey in January 2016.

As at 31 December, the liability to pay £1.8 million to these Directors is included within other payables, together with the taxation liability of £2.2 million.

12. Contingent liabilities

As at 31 December 2015 certain fees associated with ongoing capital expenditure have been estimated. The final fees payable are expected to be agreed and paid when construction is completed, scheduled for the second quarter of the year ending 30 September 2016. The Group estimates that there is a possible contingent liability for incremental fees of up to £0.4 million (30 September 2015: £0.4 million) of capital expenditure.